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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 12


                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 12 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.


        ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        On May 28, 1997, Healthdyne's Counsel, on behalf of Healthdyne, sent a letter to Invacare's Counsel in response to the letter of Invacare's Counsel dated May 16, 1997 addressed to Healthdyne's Counsel and the letter of King & Spalding attached thereto and addressed to the Commission. The letter from Healthdyne's Counsel addresses the position of Invacare's Counsel and King & Spalding as to the interpretation of certain provisions of the Georgia Fair Price Statute. The full text of the letter from Healthdyne's Counsel dated May 28, 1997 is set forth in Exhibit 45 hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:


Exhibit 45 -- Letter from Healthdyne's Counsel to Invacare's Counsel dated
              May 28, 1997

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: May 29, 1997

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                                                                      EXHIBIT 45



             [SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]


                                  May 28, 1997

BY HAND AND TELECOPY

Robert E. Spatt, Esq.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York  10017

Dear Mr. Spatt:

         On behalf of Healthdyne Technologies, Inc. ("Healthdyne"), we are writing in response to the positions taken in your letter of May 16 to us and in King & Spalding's letter of May 16 to the Securities and Exchange Commission.

         We and Troutman Sanders LLP, Healthdyne's Georgia counsel, have carefully considered all the arguments made by you and King & Spalding on behalf of Invacare Corporation ("Invacare"). We continue to believe that your statutory interpretation is incorrect because it renders meaningless the language of the Georgia Business Combination Statute excepting from the definition of "beneficial ownership", for purposes of that statute only and not for purposes of the Fair Price Statute, stock tendered pursuant to a tender offer until accepted for purchase and voting rights arising from revocable proxies. If, as you claim, those exceptions were already inherent in the definition of "beneficial owner" under the Fair Price Statute, it would not have been necessary to include them in the Business Combination Statute. We are not persuaded by your speculations about the intent of the Georgia legislature or your arguments based on inapplicable non-Georgia precedents.

         We are not contending that a bidder becomes the beneficial owner of shares as soon as the bidder has received a revocable tender of, or a revocable proxy covering, such shares. We are contending that a tender offeror has the right to acquire, and is the beneficial owner of, tendered shares as soon as, but not before, the
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Robert E. Spatt, Esq.
May 28, 1997
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offeror is in a position to promptly satisfy all material conditions to its tender offer and to promptly buy such shares. Similarly, we are contending that a bidder soliciting proxies for use at a shareholders meeting has the right to vote, and is the beneficial owner of, shares covered by proxies it has received as soon as, but not before, the shareholders meeting is convened and the bidder is about to vote such shares.

         Our interpretation, unlike yours, gives meaning to the exceptions from the definition of "beneficial owner" in the Georgia Business Combination Statute. It also gives meaning to the Fair Price Exemption in the Georgia Fair Price Statute because, if the bidder structures its tender offer and proxy solicitation properly, it can comply with all the requirements of the Fair Price Exemption.

         In any event, we believe that there is little point to continuing this exchange of legal arguments. If Invacare is prepared to rely on King & Spalding's opinion, we suggest that Invacare simply waive the Georgia Fair Price Statute Condition to its tender offer and moot the entire issue.

                               Very truly yours,

                               /s/ Blaine V. Fogg

                               Blaine V. Fogg